Exhibit 99.1

FOR IMMEDIATE RELEASE

Investor Contact:
Jason Thompson
Lippert/Heilshorn & Associates, Inc.
212-838-3777

Company Contact:
James P. Ashman
CFO, CAI Wireless Systems, Inc.
518-462-2632

CAI WIRELESS SYSTEMS, INC. RESPONDS TO CLASS ACTION LAWSUIT

ALBANY, N.Y., November 25, 1996 - CAI Wireless Systems, Inc. ("CAI") (NASDAQ NM: CAWS) today announced that it believes that the class action lawsuit filed in the United States District Court for the Northern District of New York on November 22, 1996 is totally baseless and without merit.
The lawsuit was announced after the close of business on Friday, November 22, 1996. CAI has not yet been served with the complaint, but does not believe that the allegations summarized in the November 22{nd} press release can be sustained or will result in any liability to CAI whatsoever.

"CAI has always taken a very conservative approach to its disclosure obligations, and we are confident that the facts will bear this out," said Jared E. Abbruzzese, Chairman and Chief Executive Officer of CAI. "As CAI has repeatedly expressed in its Securities and Exchange Commission filings and otherwise, this is an emerging technology, subject to various regulatory and other constraints, all of which CAI has worked within since its inception. It is unfortunate that corporate resources must be wasted defending lawsuits such as these, instead of being put to more productive uses."

CAI expects that it will be served with the lawsuit today, and intends to vigorously defend the action.